Invest in Gaia Therapeat

Healthy Organic Fast Food and Juice Bar, involved on Well Being and the Preservation of our Planet



GAIATHERAPEAT.COM
HOLLYWOOD FL

Food | Retail | Main Street | Eating and Drinking | Lifestyle



ABOUT | UPDATES⁰ | REVIEWS¹⁹ | ASK A QUESTION⁰

Why you may want to invest in us...

1 Revenues of more than $200K since 2018

2 Humanitarian & Ecological Goal

3 The Well Being by the Pleasure

Why investors ♥ us

WE'VE RAISED $577,647 SINCE OUR FOUNDING



Gaia Therapeat is the future of fast healthy fresh food. Gaia Therapeat gives guests an easy affordable way to heal them selves through healthy food options. You know the old saying "you are what you eat", well Gaia Therapeat has taken this to a whole new level. Their philosophy is food as medicine. If your mind needs help focusing you just grab a sandwich, soup, salad etc. from the Mind section. It's as simple as that. Gaia has 8 different areas of healthy "Universes" to choose from ranging from Develop, Zen, Immune, Cleanse, Heart, Mind, Flex and Vitality. These days, what is more important than our health. Gaia Therapeat

... *read more*

Rory Schepisi "Owner" Forking Good Hospitality inc. Shuck it llc.

LEAD INVESTOR INVESTING $10,000 THIS ROUND & $10,000 PREVIOUSLY


#STAYHOME

Yes, I can vouch for Albert and Gaia Therapeat. I have been fortunate to observe Albert's and Herve's professional career, they are extremely precise and passionate about everything they do. Gaia Therapeat's concept supports and is based on the importance of clean nutritious food and our environment protection.

Yana Gibbs ☆

SEE MORE

Our team



Albert CALAMARI
General Manager CEO
Owner and General Manager for several successful restaurants in St Martin FWI, launch and positioning each one for future success. His many years of experience, leadership, delegation and customers service skills make him a key part of this venture.



Herve Jouan
Kitchen General Manager
Partner with Albert for more than 25 years, his culinary philosophy, creativity and experience in the food industry combine with his sense of management and leadership.

In the news



Meet Albert Calamari of Gaia Therapeat in Hollywood Florida

Today we'd like to introduce you to Albert Calamari. Albert, please share your story with us. How did you get to where you are today? While running my previous restaurant "Waikiki Beach"

January 24, 2019 @ voyagemia.com

Downloads

Gaia Rev Share Calculator Public.pdf

The Story of Gaia Therapeat

In the 2010s, while managing for more than 20 years the "Waikiki Beach Restaurant" on the island of St Martin, we dream of creating a franchisable holistic concept combining well-being, health, food and ecology.


Healthy Fast Food



From Dream to Reality

in 2015, the economic downfall of St Martin finally convinced us and we launched the project by signing the commercial lease for the future structure of Headquarter in Hollywood Florida. It will house a central kitchen, storage rooms, walking coolers, offices, and the first Point of Sale, which will also serve as a training center for future managers and employees. The objective being to open within 3 years a minimum of 7 points of sale attached to the Head Quarter.

THE INCREDIBLE AND MIRACULOUS OPENING



After more than two years of renovations, a budget three times the original estimate, the total loss of income and real estate in St Martin (Irma Hurricane), and other sacrifices. In August 2018 we finally open the Headquarter and the first GAIA THERAPEAT !

Although the location of the first point of sale is not the best because it was sacrificed for the benefit of the Headquarter, we have preserved the turnover and have been able to continue the adventure even during the covid 19 crise. Comments and reviews during these first two years of operation says a lot about customer appreciation and the future of Gaia Therapeat.






$$ • Juice Bars & Smoothies, Soup, Salad Edit
Health food restaurant
4.9
4.9 out of 5
Based on the opinion of 61 people
Gaia Therapeat Claimed
8 reviews
#176 of 401 Restaurants in Hollywood

Today we are ready to multiply the Points of Sale

In addition to the enthusiasm of the customers of the first Gaia Therapeat, the Head Quarter is completely ready for the development and the multiplication of the Points of Sale.

Our Future is Bright


Revenue & Pricing Model
In addition to the existing one, in 2021 GAIA THERAPEAT plans to open 2 new restaurants. Then 3 more in the "Year 2" and finally 3 more in "Year 3" to reach the total of 10 restaurants attached to the first Headquarter. We forecast a 200% revenue growth each year and expect to reach margins of 26.5% by Year 3.
Year 1
(COS+GF1+GF2+GF3)
Gross: $4,094,400
Profit: $590,532
Margin: 14.4%
Year 2
(Existing + 3 new GFs)
Gross: $9,670,080
Profit: $2,295,636
Margin: 23.7%
Year 3
(Existing + 3 new GFs)
Gross: $13,426,560
Profit: $3,558,072
Margin: 26.5%
GF=Gaia Florida COS=Corporate Owner Supplier (Kitchen and Supplier for the GFs)

**These are forward-looking projections and are not guaranteed.*

In addition to the humanitarian and ecological interest, the return on investment should quickly pay off.

AND OPEN THE DOOR TO FRANCHISING

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

We offer organic food and juices, fast. Our menu focuses on 8 specific benefits for the body, as well as being environmentally friendly. We want to help society rediscover the philosophy of "eat to live well" and not just and only for the pleasure, thus solving the excessive food waste problem that currently runs rampant.

Where will your company be in 5 years? ⌄

In 5 years, we hope to have 10 retail spots in premium locations attached to this Central Kitchen. These projections are not guaranteed.

Why did you choose this idea? ⌄

After being in the restaurant business for 35 years, I wanted to create an educational and franchisable concept combining healthy food while reducing our negative impact on the ecology. I care because the welfare of my peers and the protection of the planet must be a priority.

How far along are you? What's your biggest obstacle? ⌄

Today the central kitchen including offices and storage are operational and can support 8 new Restaurants / Shops. The first Restaurant / Boutique has been open for two years. The acceptance of the concept by the clientele exceeds our expectations (refer to comments from social networks).
The biggest obstacle was the loss of our income outside the USA (Restaurant Waikiki Beach on the island of St Martin) during Hurricane Irma. What blocks us in the development at the stage of the first and only point of sale, which just covers the expenses of the head quarter.

Who competes with you? What do you understand that they don't? ⌄

Today we have few competitors. Our concept is holistic and includes food, cold press juices, but also a shop specializing in health, wellness, and planet protection products while being totally natural. And ready to multiply.

How will you make money? ⌄

The fact that the nearby Restaurant/Shops do not need a Kitchen, this will considerably reduce the operating costs (no kitchen staff, reduced surface area, reduction of utilities, etc.). despite this, the sales prices will remain the same, the net profit will therefore be proportional.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Despite the Covid 19 crisis, we were able to remain open because our concept is mainly based on take-out. The store's sales remained stable because the products are dedicated to good health and to strengthening natural immune defenses.
With the right location of future outlets, we have a good chance of success, even if zero risk does not exist.